# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASSET ENTITIES INC., CIK 0001920406
CUSIP: 04541A204
Title of class of securities: Class B Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 Crescent Ct,, 7th Floor,, Dallas,, Texas (TX), 75201
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001929009

## Reporting persons
- Asset Entities Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (7.5% of the class)
- Arman Sarkhani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 31,734; shared voting power 1,250,000; sole dispositive power 31,734; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,281,734 (7.7% of the class)
- Arshia Sarkhani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 39,921; shared voting power 1,250,000; sole dispositive power 39,921; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,289,921 (7.8% of the class)
- Jackson Fairbanks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 31,734; shared voting power 1,250,000; sole dispositive power 31,734; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,281,734 (7.7% of the class)
- Kyle Fairbanks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 36,667; shared voting power 1,250,000; sole dispositive power 36,667; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,286,667 (7.7% of the class)
- Matthew Krueger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,000; shared voting power 1,250,000; sole dispositive power 5,000; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,255,000 (7.5% of the class)
- Michael Gaubert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 20,567; shared voting power 1,250,000; sole dispositive power 20,567; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,270,567 (7.6% of the class)

## Item 1. Issuer
Name of issuer: ASSET ENTITIES INC.
Address of issuer's principal executive offices: 100 Crescent Ct, 7th Floor, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Asset Entities Holdings, LLC ("AEH"), Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert (each, a "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 100 Crescent Ct, 7th Floor, Dallas, TX 75201.
Citizenship: AEH is a Texas limited liability company. Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert are citizens of the United States.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover page for each Reporting Person.

Consists of (i) the number of shares of Class B Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for each Reporting Person, (ii) the 250,000 shares of Class B Common Stock held directly by AEH, which each Reporting Person is deemed to beneficially own, and (iii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the 1,000,000 shares of class A common stock, $0.0001 par value per share, of the Issuer ("Class A Common Stock"), held directly by AEH, which each Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

As reported by the Issuer, the Issuer entered into an Agreement and Plan of Merger, dated as of May 6, 2025 (the "Original Merger Agreement"), with Alpha Merger Sub, LLC, an Ohio limited liability company and wholly-owned subsidiary of the Issuer ("Merger Sub"), Strive Enterprises, Inc., an Ohio corporation ("Strive"), and Strive Asset Management, LLC, an Ohio limited liability company and a wholly owned subsidiary of Strive ("Asset Management"). On June 27, 2025, as a result of Strive electing the Restructuring Election (as defined in Section 2.06 of the Original Merger Agreement), the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the "A&R Merger Agreement") with Alpha Merger Sub, Inc., an Ohio corporation (formerly Alpha Merger Sub, LLC), and Strive, pursuant to which, Merger Sub will merge with and into Strive with Strive surviving the merger as a wholly owned subsidiary of the Issuer (the "Merger").

In connection with the Original Merger Agreement, Strive, AEH and Arshia Sarkhani entered into a Voting and Support Agreement, dated May 6, 2025 (the "Original Support Agreement"). On June 27, 2025, in connection with the A&R Merger Agreement, Strive, AEH and Arshia Sarkhani entered into an Amended and Restated Voting and Support Agreement, dated June 27, 2025 (the "A&R Support Agreement"). Pursuant to the A&R Support Agreement, AEH and Arshia Sarkhani have agreed, among other things, with respect to the voting securities of the Issuer that AEH and Arshia Sarkhani beneficially owned as of the date thereof or thereafter, to vote in favor of the Merger. The A&R Support Agreement will terminate on the earlier of (i) the Effective Time (as defined therein) or (ii) upon termination of the A&R Merger Agreement in accordance with its terms.

By virtue of the A&R Support Agreement and the obligations and rights thereunder, AEH, Arshia Sarkhani, and Strive may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Such a "group" would be deemed to beneficially own an aggregate of 1,289,921, or 7.8%, of the Issuer's outstanding shares of Class B Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim the formation of a group and beneficial ownership over any shares of Class A Common Stock or Class B Common Stock that they may be deemed to beneficially own solely by reason of the A&R Support Agreement. This Schedule 13G does not reflect any shares of common stock beneficially owned by Strive.
Percent of class:
See Row 11 of the cover page for each Reporting Person.

The denominator of the fraction from which this percentage is calculated is 16,624,395 shares of Class B Common Stock, which consists of (i) 15,624,395 shares of Class B Common Stock outstanding as of June 30, 2025, and (ii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock beneficially owned by this Reporting Person. The numerator of the fraction from which the percentage is calculated consists of (i) the number of shares of Class B Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for each Reporting Person, (ii) the 250,000 shares of Class B Common Stock that were beneficially owned by each Reporting Person, and (iii) the 1,000,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock that were beneficially owned by each Reporting Person.
Sole power to vote or to direct the vote:
See Row 5 of the cover page for each Reporting Person.

The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by each Reporting Person into Class B Common Stock.
Shared power to vote or to direct the vote:
See Row 6 of the cover page for each Reporting Person.

Reflects (i) 1,000,000 shares of Class B Common Stock, issuable upon conversion of 1,000,000 shares of Class A Common Stock, held directly by AEH, which each Reporting Person is deemed to beneficially own, and (ii) 250,000 shares of Class B Common Stock held directly by AEH, which each Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one (1) vote for each share of Class B Common Stock held of record, on all matters submitted to a vote of the stockholders. The amount of voting power reflects the assumed prior conversion of the Class A Common Stock beneficially owned by each Reporting Person into Class B Common Stock.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person.

Reflects (i) 1,000,000 shares of Class B Common Stock, issuable upon conversion of 1,000,000 shares of Class A Common Stock, held directly by AEH, which each Reporting Person is deemed to beneficially own, and (ii) 250,000 shares of Class B Common Stock held directly by AEH, which each Reporting Person is deemed to beneficially own. The Class A Common Stock will convert on a one-to-one basis into Class B Common Stock (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Common Stock, except upon transfer to another holder of Class A Common Stock.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of a group that may be deemed to have been constituted by virtue of the A&R Support Agreement and the obligations and rights thereunder. The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(d). The Reporting Persons neither disclaim nor affirm the existence of a group among them. Each Reporting Person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Asset Entities Holdings, LLC: /s/ Arshia Sarkhani, Arshia Sarkhani/Manager (07/03/2025)
- Arman Sarkhani: /s/ Arman Sarkhani, Arman Sarkhani (07/03/2025)
- Arshia Sarkhani: /s/ Arshia Sarkhani, Arshia Sarkhani (07/03/2025)
- Jackson Fairbanks: /s/ Jackson Fairbanks, Jackson Fairbanks (07/03/2025)
- Kyle Fairbanks: /s/ Kyle Fairbanks, Kyle Fairbanks (07/03/2025)
- Matthew Krueger: /s/ Matthew Krueger, Matthew Krueger (07/03/2025)
- Michael Gaubert: /s/ Michael Gaubert, Michael Gaubert (07/03/2025)
Comment: Joint Filing Agreement (previously filed on February 9, 2024)